Vf 3-24-04

04016251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3-24-2004

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RECD S.E.C.
MAR 1 2004
626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H. Roark Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 Terminal Way, Suite 202
(No. and Street)

Reno (City) NV (State) 89502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bobby Watson, CEO (775) 826-5163
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark Bailey & Co. Ltd.
(Name — *if individual, state last, first, middle name*)

1495 Ridgeview Drive, Ste. 200 (Address) Reno (City) NV (State) 89509-6634 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SW

SEC 1410 (3-91)

OATH OR AFFIRMATION

____, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of _________________________, 19_____, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH. D.C.
188

H. ROARK SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2003

WITH

AUDIT REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

MARK BAILEY & CO. LTD.

Certified Public Accountants
Management Consultants

Office Address:
1495 Ridgeview Drive, Ste. 200
Reno, Nevada 89509-6634

Phone: 775/332.4200
Fax: 775/332.4210

Mailing Address:
P.O. Box 6060
Reno, Nevada 89513

Independent Auditors' Report

February 20, 2004

Board of Directors
H. Roark Securities Corporation

We have audited the accompanying statement of financial condition of H. Roark Securities Corporation as of December 31, 2003 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Roark Securities Corporation, as of December 31, 2003, and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", "Reconciliation of Net Capital Under Rule 17a-5 of the Securities and Exchange Commission", and "Supplemental Report on Material Inadequacies under Rule 17a-5 of the Securities and Exchange Commission", is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As described in Note 1 to the financial statements, existing cash and available credit are insufficient to fund the company's cash flow needs for the next year. These conditions raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mark Bailey & Company, Ltd.

Mark Bailey & Co., Ltd.
Reno, Nevada

H. ROARK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

	2003
Cash	$ 8,515
Total current assets	8,515
Fixed Assets	
Office equipment	1,653
Accumulated depreciation	(705)
Total fixed assets	948
Total assets	$ 9,463

STOCKHOLDERS' EQUITY

Commitment and Contingencies

Stockholders' Equity	
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000
Additional paid-in-capital	25,100
Accumulated deficit	(16,637)
Total stockholders' equity	9,463
Total liabilities and stockholders' equity	$ 9,463

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

Revenue	$ 10,000
General and administrative expenses	(3,995)
Professional fees	(9,124)
Depreciation expense	(331)
Loss from operations	(3,450)
Interest income	119
Net loss	$ (3,331)
Loss per share - basic	$ (3.33)
Weighted average common shares - basic	1,000

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balance at January 1, 2003	1,000	$ 21,600	$ (13,306)	$ 9,294
Additional capital investment		3,500	-	3,500
Net loss at December 31, 2003			(3,331)	(3,331)
Balance at December 31, 2003	1,000	$ 25,100	$ (16,637)	$ 9,463

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

		2003
Cash Flows from Operating Activities		
Net loss	$	(3,331)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		331
Decrease in accounts receivable		1,745
Decrease in accounts payable		(1,250)
Net cash used in operating activities		(2,505)
Cash Flows from Financing Activities		
Proceeds from contributed capital		3,500
Net cash provided by financing activities		3,500
Net increase in cash and cash equivalents		995
Cash and cash equivalents at December 31, 2002		7,520
Cash and cash equivalents at December 31, 2003	$	8,515

Supplemental Information and Noncash Transactions

During the year ended December 31, 2003 no amount was paid for either interest or income taxes.

The Accompanying Notes are an Integral Part of the Financial Statements

1. **Organization and Significant Accounting Policies**

The Company was incorporated in the State of Nebraska on January 9, 2001, and is a wholly owned subsidiary of H. Roark & Company.

The Company assists other businesses with mergers and acquisitions, and receives retainer fees for assisting businesses in raising capital and a percentage fee on the capital raised.

These financial statements have been prepared assuming that the Company will continue as a going concern. Existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. The ability of the Company to continue as a going concern is dependent on its efforts to raise additional equity financing and/or attain more profitable operations. Management plans to fund the Company through capital contributions from its parent company. There is no guarantee that the Company will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2003 the Company held no cash equivalents.

Fixed Assets

Depreciation expense is recorded using the straight-line method of depreciation.

Basic Loss Per Share

Basic loss per share was computed by dividing the loss by the weighted average number of common shares outstanding for the year. Diluted loss per share is not presented because the Company has issued no dilutive potential common shares.

2. **Federal Income Taxes**

As of December 31, 2003, the Company (an S corporation) was not liable for any taxes.

3. **Change in Equity**

During the year ended December 31, 2003 the parent company made additional capital investments of $3,500.

4. **Related Party Transactions**

All revenue was received from the parent company

5. **Concentration of Revenue**

During the year the Company received all of its revenue from one source.

SUPPLEMENTARY INFORMATION

H. ROARK SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Balance, January 1, 2003		
Common stock	$ 1,000	
Additional paid-in capital	21,600	
Retained earnings	(13,306)	
		$ 9,294
Net loss for the year ended December 31, 2003		(3,331)
Additional capital investments		3,500
Total stockholder's equity		9,463
Adjustments to net worth		
Fixed assets not readily convertible to cash		(948)
Net capital, December 31, 2003		$ 8,515

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Balance, January 1, 2003		
Common stock	$ 1,000	
Additional paid-in capital	21,600	
Retained earnings	(13,306)	
		$ 9,294
Net loss for the year ended December 31, 2003		(3,331)
Additional capital investments		3,500
Total stockholder's equity		9,463
Adjustments to net worth		
Fixed assets not readily convertible to cash		(948)
Net capital, December 31, 2003		$ 8,515
Balance, December 31, 2003		
Client's unaudited computation of Net Capital		$ 9,794
Adjustments to arrive at audited Net Capital		
Less: Fixed assets not readily convertible to cash		(1,279)
Balance, December 31, 2003, audited net capital		$ 8,515

The Accompanying Notes are an Integral Part of the Financial Statements

H. ROARK SECURITIES CORPORATION
SUPPLEMENTAL REPORT ON
MATERIAL INADEQUACIES UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2003

During the year ended December 31, 2003, the Company had practices and procedures in place to safeguard securities as required by Securities and Exchange Commission's Rule 17a-5 paragraph (g)(1). As the Company held no securities and had no securities transactions during the year, there were no material inadequacies noted.